SEC File Number: 001-39672
CUSIP Number: 337655104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FiscalNote Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

1201 Pennsylvania Avenue NW, 6th Floor

Washington, D.C. 20004

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FiscalNote Holdings, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”) beyond March 17, 2025, the prescribed due date for such filing. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC, on February 24, 2025, the Company entered into (i) an Equity Purchase Agreement pursuant to which it agreed to sell all of the equity of the Company’s subsidiaries owning and operating its Oxford Analytica and Dragonfly Intelligence businesses and (ii) a related amendment to the Company’s Senior Credit Agreement. The Company currently expects to complete the transactions contemplated by the foregoing by the end of the quarter ending March 31, 2025, subject to the clearance/approval of the transactions by the Austrian competition authorities, as well as the satisfaction and/or waiver of other customary closing conditions.

In light of the foregoing transactions, the Company requires additional time to finalize the 2024 audit and Annual Report on Form 10-K, as well as to include full-year pro forma financial information giving effect to the transactions in the Form 10-K (information for which will not be available until the transactions close). As a result, the Company cannot, without unreasonable effort or expense, file its Form 10-K on or prior to the prescribed due date. The Company expects to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Paul Donnell	(202)	793-5300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FiscalNote Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 14, 2025	B:	/s/ Jon Slabaugh
Jon Slabaugh
Chief Financial Officer